

# PRESS RELEASE

## GOLDCORP DECLARES SEVENTH MONTHLY DIVIDEND PAYMENT FOR 2004
(All dollar amounts in United States dollars (US$))

**Toronto, June 25, 2004 – GOLDCORP INC. (GG:NYSE; G:TSX)** is pleased to declare its seventh regular monthly dividend payment for 2004 of $0.015 per share.  Shareholders of record at the close of business on Monday, July 19, 2004 will be entitled to receive payment of this dividend on Friday, July 30, 2004. Goldcorp intends to make twelve (12) monthly payments of $0.015 per share in 2004 for a total annual dividend payment of $0.18 per share.

Goldcorp's Red Lake Mine is the richest gold mine in the world.  The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury and Strong Cash Flow and Earnings.  **GOLDCORP** is completely **UNHEDGED**.  Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of **GG** and **G**, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

**For further information, please contact:**     **Corporate Office:**

Ian J. Ball                                      145 King Street West
Investor Relations                               Suite 2700
Telephone: (416) 865-0326                        Toronto, Ontario
Toll Free:  (800) 813-1412                       M5H 1J8
Fax: (416) 361-5741                              website: www.goldcorp.com
e-mail: info@goldcorp.com